Exhibit 99.67

Date: News Release: Ticker Symbols:	July 7, 2025 25-17 TSXV: MOON; OTCQB: BMOOF

BLUE MOON METALS SELECTS WORLEY TO PREPARE A NI 43-101 FEASIBILITY STUDY FOR THE NUSSIR PROJECT IN

Q1-2026 AND ADVANCE BASIC ENGINEERING

TORONTO, Ontario – July 7, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQB: BMOOF), is pleased to announce the selection of Worley Limited (“Worley”), a leading global professional services company of energy, chemicals and resources experts, as the engineering contractor for the update from the May 2023 SRK JORC-compliant Feasibility Study to a maiden NI 43-101 Feasibility Study (“FS”) and advancement of the basic engineering on its flagship Nussir Copper-gold-silver Project, in Norway. The basic engineering on the process plant will allow us to order long-lead items in Q4-2025. Detailed engineering is expected to follow from the basic engineering in 2026.

The decision follows a competitive tender and evaluation process to identify a top-tier engineering partner to update the May 2023 JORC-compliant Feasibility Study and to advance the project to basic engineering and support the construction decision. This update will provide a solid base for the construction of the full project following the start of the exploration decline in June 2025. Worley brings deep expertise in advancing base metal projects with deep knowledge and understanding of delivering projects in Norway. The engineering work will be conducted primarily through Worley’s offices in both United Kingdom and Canada.

“We are very excited to partner with Worley to unlock the potential of the Nussir project and advance towards long lead equipment purchase and construction”, said Christian Kargl-Simard, CEO of Blue Moon. “Their strength in mining and mineral processing, and ongoing project delivery in Norway, provide a unique combination of global expertise and local project execution for the Nussir project.”

The FS update will incorporate the results for the ongoing mine decline construction, updated capital & operating expenditure and will incorporate innovations in the mine design and process facility, including optical sorting, to improve the project outcome. The study will also focus on advancing several value optimization opportunities in mine planning, process facility and infrastructure. The results from the FS update are expected in Q1-2026.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mrs. Boi Linh Doig, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

About Worley

Worley is a leading global professional services company of energy, chemicals and resources experts. With around 50,000 employees in 45 countries, the company partners with customers to deliver projects and create value over the life of their assets. Worley is bridging two worlds, moving towards more sustainable energy sources, while helping to provide the energy, chemicals and resources needed now. Worley Limited is headquartered in Australia and listed on the Australian Securities Exchange (ASX: WOR).

Date: News Release: Ticker Symbols:	July 7, 2025 25-17 TSXV: MOON; OTCQB: BMOOF

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Nussir Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.